Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223263

March 19, 2018

iQIYI, Inc.

iQIYI, Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC. at +1 212 902 1171, Credit Suisse Securities (USA) LLC at +1 800 221 1037 and Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 800 294 1322. You may also access the Company’s most recent prospectus dated March 19, 2018, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC on March 19, 2018, or Amendment No. 2, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1722608/000119312518086633/d487167df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

(1)	Amend the seventh paragraph under the Company’s logo on the front cover-page of the prospectus included in Amendment No. 2 as follows:

Each of Baidu, our parent company, and Hillhouse Capital, a long-term asset manager affiliated with our shareholder HH RSV-V Holdings Limited, has indicated an interest in purchasing an aggregate of up to US$200 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$18.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by each of Baidu and Hillhouse Capital would be up to 11,111,111 ADSs, or approximately 8.9% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to Baidu and Hillhouse Capital. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering. For additional information, see “Underwriting.”

(2)	Amend the third paragraph on page 188 as follows:

Each of Baidu, our parent company, and Hillhouse Capital, a long-term asset manager affiliated with our shareholder HH RSV-V Holdings Limited, has indicated an interest in purchasing an aggregate of up to US$200 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$18.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by each of Baidu and Hillhouse Capital would be up to 11,111,111 ADSs, or approximately 8.9% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to Baidu and Hillhouse Capital. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering.